Exhibit 99.1

August 21, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (“the Company”) – Immediate Report Regarding the Framework of the Investment in U. Dori Group Ltd. (“Dori Group”)

Further to the Company’s immediate report dated July 27, 2014 (incorporated by reference herein from Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission on July 28, 2014, the “Original Report”), regarding, among other items, the Company’s intention to grant to Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)1 a loan in the amount of up to NIS 200 million (approximately U.S.$ 56.6 million), to be used by Gazit Development to strengthen the capital structure of Dori Group, the Company would hereby like to report that on August 20, 2014, Gazit Development presented Dori Group with an updated framework for investment, as noted below:

(a)	A capital injection in the amount of NIS 130 million (approximately U.S.$ 36.8 million), to be provided by means of a private placement by Dori Group to Gazit Development, based on the closing price of Dori Group’s shares on the Tel Aviv Stock Exchange Ltd. (the “TASE”) on July 24, 2014, namely NIS 1.313 per share (as detailed in section (b)(1) of the Original Report).

(b)	In addition, Gazit Development has offered to assign to Dori Group all the rights and obligations under the credit lines which Gazit Development granted to Dori Construction between February 2014 and June 2014, in the total amount of NIS 250 million (approximately U.S.$ 70.8 million, the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, in the par value amount of NIS 250 million.

[1]	A private company in which the Company owns 82.5% of the share capital and voting rights (75% on a fully diluted basis). Gazit Development owns 73.88% of the share capital and voting rights of Dori Group. Dori Group owns 59.70% of the share capital and voting rights of U. Dori Construction Ltd. (“Dori Construction”).

The capital note will bear interest at the Israeli prime rate plus a fixed spread of 2%, payable only at the principal maturity date, unless Dori Group decides to distribute a dividend, in which case, as a prerequisite for such distribution, Dori Group will pay Gazit Development the interest accrued to date. The capital note will be perpetual and will only mature at the Dori Group’s dissolution date. In the event of Dori Group’s dissolution and distribution of its assets, the rights of Gazit Development will come after any other creditors of Dori Group but before equity holders, all subject to the law. Up to one half of the capital note’s principal (excluding interest) will be convertible into shares of Dori Group, commencing after 6 months have elapsed from the issuance date of the capital note, at a conversion price of NIS 1.3130 per share, the closing price of Dori Group’s shares on July 24, 2014, subject to the public’s holdings in Dori Group not falling below 15% following such conversion (or a lower percentage threshold that will be set by the TASE for purposes of moving Dori Group to the TASE’s “Maintenance List”). The conversion shares will be subject to the restrictions set forth in Section 15C of the Israel Securities Law, 1968. The convertible capital note will be adjusted for share consolidations and share splits and for the distribution of bonus shares by Dori Group. The issuance of the capital note, which includes, pursuant to its terms, the ability to convert into shares of Dori Group, will be subject to obtaining the TASE’s approval. The capital note cannot be transferred (other than to companies controlled by Gazit Development, its controlling shareholders, or companies within the control of the latter).

(c)	Dori Group will undertake to offer to Dori Construction to convert one half of the amount of the Assigned Credit Lines (as discussed in section (b) above) into shares of Dori Construction, at the closing price of Dori Construction’s shares on the TASE on July 24, 2014 (which was NIS 2.5 per share) (in place of the direct conversion of an identical amount by Gazit Development under the same terms, as noted in section (c) of the Original Report).

(d)	The provision of the credit facility in a total amount of NIS 70 million (approximately U.S.$ 19.8 million) – pursuant to section (b)(2) of the Original Report, is thus clarified that any use of the credit facility which Gazit Development will grant to Dori Group, in the amount of up to NIS 70 million, will occur only if and insofar as Dori Group will complete a tender offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the aforementioned condition at its sole discretion. In addition, the parties determined the terms of the loans that will be granted pursuant to the aforementioned credit facility.

(e)	Dori Group will undertake to use the vast majority of the funds, which it is to obtain in the private placement and from the drawdown of loans pursuant to the credit facility, to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquidity to Dori Construction for its ongoing needs, in the manner and at the times to be decided by Dori Group’s relevant organs.

This framework as a whole, as detailed in the Original Report and in this report, has been approved by the audit committee and by the board of directors of Dori Group, and is subject to obtaining the approval of the shareholders of Dori Group (with a special majority that does not include interested parties in this transaction) as well as the approval of the relevant organs of Dori Construction (with regard to the partial conversion of the credit lines), pursuant to the provisions of the Israel Companies Law, 1999.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.